Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 26, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attn:         Erin Donahue

                 Geoffrey Kruczek

Re:         Global Consumer Acquisition Corp

Amendment No. 4 to Preliminary Proxy on

Schedule 14A

Filed July 11, 2022

File No. 001-40468

Dear Ms. Donahue and Mr. Kruczek:

On behalf of Global Consumer Acquisition Corp. (the “Company”'), we are hereby responding to the letter dated August 8, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed on July 11, 2022, File No. 001-40468 (the “Proxy Statement”).

In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 5 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy on Schedule 14A filed July 11, 2022

Questions and Answers About the Proposals, page 4

1.	Please provide a question and answer discussing the uncertainty surrounding the consummation of the business combinations and potential impact on GACQ's public shareholders. For instance, we note that assuming a maximum redemption scenario, GACQ would not have the ability to fund the acquisitions, and we note that the three proposed financing transactions, as discussed beginning on page 31, are non-binding proposals.

RESPONSE: The Company has provided a question and answer discussing the uncertainty surrounding the consummation of the business combinations and potential impact on GACQ's public shareholders on page 7 of the Amended Proxy Statement.

Proposed Financing Transactions in Connection with the Business Combination, page 31

2.	We note your response to prior 12 and your responses to prior comments, in which you indicated there is no set level of cash redemptions by GACQ shareholders that, if exceeded, would preclude you from proceeding with the acquisitions of Luminex and GP Global. We also note, depending on the level of cash redemptions by GACQ shareholders, you will not have sufficient cash available to fund the acquisitions. In the Proxy Statement you now disclose several proposed financing transactions that could be used to make-up the cash short-fall; however, you state they represent proposal letters, are non-binding, and are subject to possible changes in terms. Please revise the Proxy Statement to fully address the following:

•	Explain why you have been unable to obtain financing for the acquisitions to date;
•	Explain why you intend to proceed with shareholder votes seeking approval for each acquisition prior to obtaining financing;
•	Explain if the proposed financing transactions currently disclosed represent the full range of potential financing sources;
•	If financing sources other than those currently disclosed may also be used, explain whether shareholders will have an opportunity to change their votes related to the acquisitions and/or approve the alternative financing sources; and
•	Disclose and discuss the potential risks and consequences to shareholders of not obtaining financing prior to them voting to approve each acquisition.

RESPONSE: As outlined for the Staff in our telephone conference on August 12, 2022, the Company has made the following changes to the transaction and the disclosure that we believe address the comment. As disclosed in the Amended Proxy Statement: (1) Luminex Seller has agreed to accept a promissory note to make up any shortfall in the purchase price for the Luminex Stock Acquisition; (2) the Sponsor has agreed to provide funds to cover any shortfall in amounts necessary to pay for transaction expenses in exchange for a promissory note from the Company; (3) the proposed financing has been removed from the pro forma presentation, although the Company is still pursuing its consummation. Accordingly, even under the maximum redemption scenario the pro forma balance sheets no longer reflect negative pro forma cash balances. The Company also provides the following responses to the itemized bullets above:

•	Explain why you have been unable to obtain financing for the acquisitions to date;

•	RESPONSE: Page 136 of the Amended Proxy Statement explains that deteriorating market conditions have impacted the Company’s ability to obtain financing and that Luminex Seller has agreed to accept a promissory note covering a shortfall in the Luminex purchase price.

•	Explain why you intend to proceed with shareholder votes seeking approval for each acquisition prior to obtaining financing;

•	RESPONSE: The Company believes that a promissory note to Luminex Seller for any shortfall in the purchase price and a note to the Sponsor covering any shortfall in transaction costs would allow the Company to close the transaction before any other financings are obtained. In addition, the Company is pursuing additional financing sources aside from the Sale/Leaseback Transaction, including a term loan, an asset-backed loan and a redemption backstop. The Company strongly believes that a shareholder vote approving the acquisitions will greatly advance negotiations with these additional financing sources and lead to definitive documentation after the Meeting.

•	Explain if the proposed financing transactions currently disclosed represent the full range of potential financing sources;

•	RESPONSE: As disclosed on pages 34, 116, 142 and 169 of the Amended Proxy Statement, the Company continues to explore additional potential financing sources in this challenging market environment. For example, in addition to the Sale/Leaseback Transaction, the Company is pursuing a term loan, an asset-backed loan and a redemption backstop. The Sale/Leaseback Transaction described in the proxy statement represents, at present, the most probable financing source. As also disclosed on the above referenced pages, GACQ intends to keep its stockholders informed of progress on additional financings in the definitive proxy statement, as well as through press releases, Exchange Act filings and/or supplements to the proxy statement, as appropriate.

•	If financing sources other than those currently disclosed may also be used, explain whether shareholders will have an opportunity to change their votes related to the acquisitions and/or approve the alternative financing sources; and

•	RESPONSE: If alternative financing sources were to become available and probable after the mailing of the proxy statement, the Company would publicly disclose that fact to its shareholders and, otherwise comply with the proxy and disclosure rules in order that the Company’s shareholders have all of the information that a reasonably prudent person would need in order to make an investment decision. Prior to the Meeting, Company shareholders will have the opportunity to change their votes related to the acquisitions and/or approve the financing sources by voting at or prior to the Meeting. After the Meeting and before the Closing, shareholders will not have an opportunity to change their votes related to the acquisitions and/or approve any additional financing sources that the Company secures.

•	Disclose and discuss the potential risks and consequences to shareholders of not obtaining financing prior to them voting to approve each acquisition.

•	RESPONSE: The Company believes that there are no additional risks to shareholders if the Company does not obtain the proposed financing before the vote. In addition, the Company respectfully refers the Staff to the financial risk factors on pages 45, 62, 67and 80 of the Amended Proxy Statement. In addition, there is a risk that the Business Combination will not close. As disclosed on pages 7, 27, 34, 116, 138, 139, 142, 150, 169 and 202 it is a condition to the closing of the Luminex Business Combination that GACQ shall have entered into definitive agreements for the debt, equity or structured financing of GACQ that would generate for GACQ at the Closing at least $180 million in cash proceeds. If GACQ is unable to generate at the Closing at least $180 million in cash proceeds, then GACQ will be unable to consummate the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 89

3.	We note your response to prior comment 3. Please revise the fifth bullet on page 89 to also refer to the historical audited financial statements of GP Global as of and for the year ended March 31, 2022.

RESPONSE: The Company has revised the disclosure on page 90 of the Amended Proxy Statement.

4.	Please be advised we are continuing to consider your response to prior comment 2.

RESPONSE: As outlined for the Staff in our telephone conference on August 12, 2022, the Company appreciates the need to fair value GACQ/Luminex as it is acquired by GP Global in a reverse acquisition (as opposed to a reverse recapitalization which would not require fair valuing of GACQ/Luminex). We believe we accomplish this in the fair valuing of Luminex when acquired by GACQ. Nonetheless, the Company appreciates that the Staff is continuing to consider our response to prior comment 2 and is available for any clarifications.

5.	We note your response to prior comment 5. It appears the amounts of pro forma long-term debt under both the minimum and maximum redemption scenarios presented in both pro forma balance sheets on pages 93 and 97 are not accurate and should be corrected so that all columns and rows properly foot and cross foot.

RESPONSE: The Company has provided corrective disclosure on pages 93 and 98 so that all columns and rows properly foot and cross foot. Brio

6.

We note your response to prior 9 and we note the pro forma financial statements now reflect the issuance of 10.5 million shares for the acquisition of GP Global; however, as previously requested, please ensure all related disclosures throughout the filing are consistent, for example we note disclosures on pages 83 and 156 that indicate 8.6 million shares will be issued to acquire GP Global.

RESPONSE: The Company has ensured that the disclosure of the number of shares to be issued to acquire GP Global are consistently presented in the Amended Proxy Statement.

7.	We note your response to prior comment 10; however, since the transaction costs are appropriately recorded in the pro forma statements of operations for the year ended December 31, 2021, it appears the offsetting adjustments to cash should be reflected in the accumulated deficit rather than additional paid-in capital on pages 93 and 98.

RESPONSE: The Company has provided presentation on pages 94 and 99 to reflect this item in accumulated deficit.

8.	Based on disclosures throughout the Proxy Statement, including the proposed financing transactions beginning on page 31 and the agreement with the Luminex Seller to elect to receive debt and/or shares in lieu of cash, it appears the pro forma financial statements to do not give effect to the full range of possible results. Please give us a comprehensive analysis of the full range of results that may occur if GACQ acquires Luminex and if GACG acquires Luminex and GP Global. Please explain how you considered the requirements of Rule 11-02(a)(10) of Regulation S-X in determining that the pro forma financial statement are adequate since it does not appear they currently give full effect to the full range of possible results.

RESPONSE: Please see the Company’s response to comment 9 below. The Company has revised the pro forma financial statements in the Amended Proxy Statement to reflect only the Luminex Seller and Sponsor notes that will cover any cash shortfall.

9.	We note your response to prior comment 4, including pro forma adjustments related to a probable sale lease back transaction. We also note both pro forma balance sheets continue to reflect negative pro forma cash balances under the maximum redemption scenarios and you disclose that if cash shortfalls occur the Luminex Seller has the option, but not the obligation, to accept debt or shares in lieu of cash; however, you have not disclosed the terms of this arrangement or the potential impact it could have on your accounting for the acquisition of Luminex or on the pro forma financial statements. In addition to addressing the comment above related to the pro forma financial statements giving effect to the full range of possible results, please you also address and clarify the following:

•	The probable sale lease back transaction reflected in each set of pro forma financial statements results in material gains during the year ended December 31, 2021; however, the acquisitions of Luminex and GP Global will require their fixed assets be recorded at fair value. It is not clear why a lender would provide cash proceeds that significantly exceed the fair values of the assets being purchased.

•	It is not clear why the cash proceeds from the proposed sale lease back transaction are the same whether GACQ acquires Luminex or GACQ acquires Luminex and GP Global.
•	It is not clear how you determined the appropriate accounting for the sale lease back transaction based on the provisions of ASC 842 or how the pro forma statements of operations appropriately reflect the related rent expense (for an operating lease) or the related depreciation expense (for a finance lease). The current adjustments to the pro forma statements of operations appear to essentially reflect the sale lease back transaction as debt and only record additional interest expense.
•	It is not clear why both pro forma balance sheets continue to reflect negative pro forma cash balances since that does not reflect outcomes that can occur.
•	It is not clear why the pro forma financial statements do not reflect the potential impact of the Luminex Seller’s option, but not obligation, to accept debt and/or shares in lieu of cash. It is also not clear what the terms of the option are.
•	It is not clear why the pro forma financial statements do not reflect the potential impact of other proposed financing agreements.

RESPONSE: As outlined for the Staff in our telephone conference on August 12, 2022, the Company has made the following changes to the transaction and the disclosure that we believe address the comment. As disclosed in the Amended Proxy Statement: (1) Luminex Seller has agreed to accept a promissory note to make up any shortfall in the purchase price for the Luminex Stock Acquisition; (2) the Sponsor has agreed to provide funds to cover any shortfall in amounts necessary to pay for transaction expenses in exchange for a promissory note from the Company; (3) the proposed financing has been removed from the pro forma presentation, although the Company is still pursuing its consummation. The promissory notes are described on pages 27, 31, 136, 139, 149, 150, 173, and 202 of the Amended Proxy Statement. Accordingly, the pro forma balance sheets no longer reflect negative pro forma cash balances. The Company also provides the following responses to the itemized bullets above:

•	The probable sale lease back transaction reflected in each set of pro forma financial statements results in material gains during the year ended December 31, 2021; however, the acquisitions of Luminex and GP Global will require their fixed assets be recorded at fair value. It is not clear why a lender would provide cash proceeds that significantly exceed the fair values of the assets being purchased.

RESPONSE: The Company has removed the sale/leaseback transaction from the pro forma financial statements, given the fact that the transaction is still at the non-binding letter of intent stage. Until the Company has definitive and binding agreements for such arrangement the Company believes it is not probable enough to to be included in the pro formas.

•	It is not clear why the cash proceeds from the proposed sale lease back transaction are the same whether GACQ acquires Luminex or GACQ acquires Luminex and GP Global.

RESPONSE: The Company has clarified on pages 34, 116, 142 and 169 that the proposed sale/leaseback transaction is contingent upon closing both of the stock acquisitions.

•	It is not clear how you determined the appropriate accounting for the sale lease back transaction based on the provisions of ASC 842 or how the pro forma statements of operations appropriately reflect the related rent expense (for an operating lease) or the related depreciation expense (for a finance lease). The current adjustments to the pro forma statements of operations appear to essentially reflect the sale lease back transaction as debt and only record additional interest expense.

RESPONSE: As discussed above, the Company has removed the sale/leaseback transaction from the pro forma financial statements, given the fact that the transaction is still at the non-binding letter of intent stage.

•	It is not clear why both pro forma balance sheets continue to reflect negative pro forma cash balances since that does not reflect outcomes that can occur.

RESPONSE: Owing to the inclusion of a note in favor of Luminex Seller covering any shortfall in the purchase price and a note in favor of Sponsor covering any transaction expenses there are no longer any negative pro forma cash balances.

•  It is not clear why the pro forma financial statements do not reflect the potential impact of the Luminex Seller’s option, but not obligation, to accept debt and/or shares in lieu of cash. It is also not clear what the terms of the option are. It is not clear why the pro forma financial statements do not reflect the potential impact of other proposed financing agreements.

RESPONSE: The Company has clarified on pages 26, 139, 150 and 202 that (i) Luminex Seller has the obligation to accept a promissory note to cover any shortfall in the purchase price of Luminex and t(ii) what the terms of that note are. The pro forma financial statements have been modified to reflect that arrangement. In addition, the pro forma financial statements do not reflect the potential impact of any other proposed financing arrangements because, until the Company has definitive and binding agreements for such arrangements the Company believes they are not probable enough to warrant treatment in the pro formas.

Consolidated Financial Statements, page F-1

10.	Based on the proposed business combinations, the fact that Luminex and GP Global do not qualify as smaller reporting companies, and the fact that GACQ filed its first Form 10- K, please revise the historical financial statements included in the filing to address the following:
•	Provide updated interim financial statements and related disclosures for Luminex;
•	If required, provide updated interim financial statements and related disclosures for GACQ and GP Global;
•	Provide annual audited financial statements for Luminex for each of the three years ended February 28, 2022; and
•	Provide annual audited financial statements for GP Global for each of the three years ended March 31, 2022.

RESPONSE: The Company has provided each of the requested financial statements and related disclosures in the Amended Proxy Statement.

General

11.	We note your response to prior comment 20. Please revise to clarify if there is any material difference between the five-year financial model prepared by Whitewater and the projections included in your disclosure beginning on page 157. If there are such differences, explain the reasons, providing quantification where possible.

RESPONSE: The Company has added clarifying disclosure on page 135 of the Amended Proxy Statement to indicate that there is no material difference between the five-year financial model prepared by Whitewater and the projections included in the Company’s disclosure.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner